02 JUL -2 AM 11:47

Morgan

The Morgan Crucible Company plc

28th June 2002

Morgan House, Madeira Walk,
[redacted]ndsor, Berkshire SL4 1EP
phone: 01753 837000
fax: 01753 850872
No. 3824
.morgancrucible.com

02042318

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

dlw 7/12

Enclosure

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	15:54 28 Jun 2002
Number	9427X

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

   The Morgan Crucible Company plc

2. Name of shareholder having a major interest:

   CGNU plc through its subsidiary, Morley Fund Management Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

   BNY Norwich Union Nominees Ltd 3,649,912 shares; Chase GA Group Nominees Ltd 1,807,775 shares; CUIM Nominee Ltd 7,300,727 shares.

5. Number of shares/amount of stock acquired:

   Not known

6. Percentage of issued class:

   Not known

7. Number of shares/amount of stock disposed:

   Not known

8. Percentage of issued class:

   Not known

9. Class of Security:

Ordinary shares of 25p

10. Date of Transaction:

Not known

11. Date company informed:

Letter dated 27/06/02 received 28/06/02

12. Total holding following this notification:

12,758,414

13. Total percentage holding of issued class following this notification:

5.50%

14. Any additional information:

Not known

15. Name of contact and telephone number for queries:

Mr D J Coker, Company Secretary tel. 01753 837222

16. Name and signature of authorised company official responsible for making this notification:

Mr D J Coker

17. Date of notification:

28th June 2002

END

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